SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                PharmAthene, Inc.
                      (f.k.a. Healthcare Acquisition Corp.)
             ------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    42224H104
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                              Simon M. Lorne, Esq.
                        c/o Millennium Management, L.L.C.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 841-4100
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 3, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------------------------------------------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42224H104                 13D                    Page 2 of 12 Pages

--------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Millenco, L.L.C.           13-3532932
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,205,894 shares of Common Stock (see Items 4 and 5)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,205,894 shares of Common Stock (see Items 4 and 5)
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,205,894 shares of Common Stock (see Items 4 and 5)
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.99% (see Item 5)
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO, BD
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42224H104                 13D                    Page 3 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Millennium Management, L.L.C.  13-3804139
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,205,894 shares of Common Stock (see Items 4 and 5)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,205,894 shares of Common Stock (see Items 4 and 5)
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,205,894 shares of Common Stock (see Items 4 and 5)
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.99% (see Item 5)
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42224H104                 13D                    Page 4 of 12 Pages

--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Israel A. Englander
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [X]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,205,894 shares of Common Stock (see Items 4 and 5)
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,205,894 shares of Common Stock (see Items 4 and 5)
--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,205,894 shares of Common Stock (see Items 4 and 5)
--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            4.99% (see Item 5)
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42224H104                 13D                    Page 5 of 12 Pages


Item 1.     Security and Issuer.

         This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock") of PharmAthene, Inc. (formerly known as Healthcare Acquisition Corp.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2116 Financial Center, 666 Walnut Street, Des Moines, Iowa 50309.

Item 2.     Identity and Background.

         (a)-(c), (f). This statement is being filed by Millenco, L.L.C., a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

         The business address for Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

         Note: Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

         Riverview Group, L.L.C. ("Riverview"), an affiliate of the Reporting Persons that is a party to the agreements relating to the acquisition of shares of Common Stock attached hereto as Exhibits 2-7, is not a Reporting Person on this Schedule as securities acquired by Riverview were acquired after the Reporting Persons no longer held 5% of the outstanding shares of Common Stock.

   (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only,

CUSIP No. 42224H104                 13D                    Page 6 of 12 Pages

had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.


Item 3.     Source and Amount of Funds and Other Consideration.

     The amount of funds used to purchase the (a) 984,500 shares of Common Stock, the (b) 457,610 warrants, and the (c) 205,394 shares of Common Stock held by the Reporting Persons in the transactions giving rise to this Schedule 13D was approximately (a) $7,531,228, (b) $476,875, and (c) $100, respectively. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the shares of Common Stock were purchased with the intent of voting in favor of the then proposed merger ("Merger") with PharmAthene, Inc., a Delaware corporation ("PHA"), pursuant to the Agreement and Plan of Merger, dated as of January 19, 2007, by and among the Company, PAI Acquisition Corp and PHA, and the transactions contemplated thereby, whereby PHA became a wholly-owned subsidiary of the Company (the "Merger Proposal"). The Merger was consummated on August 3, 2007.

         In consideration of the Reporting Persons' vote in favor of the Merger Proposal, the Reporting Persons received an option to purchase 542,894 shares of Common Stock of the Company from the sellers named therein at a price of $0.0001 per share and are entitled to receive a number of shares of Common Stock between 114,624 and 205,394. The number of shares of Common Stock that the Reporting Persons will actually receive may be fewer than 205,394 based upon the number of shares voted in favor of the Merger Proposal. For purposes of the calculations included in this statement, we have assumed the ownership by the Reporting Persons of the maximum number of shares of Common Stock to which they may become entitled.

CUSIP No. 42224H104                 13D                    Page 7 of 12 Pages

         Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

 Item 5.     Interest in Securities of the Issuer.

     (a) As of August 2, 2007, Millenco was the beneficial owner of 1,200,000 shares of Common Stock which represented 10.3% of the outstanding shares of Common Stock. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 1,205,894 shares of Common Stock, consisting of (1) 984,500 shares of common stock owned by Millenco, (2) warrants to purchase 457,610 shares of Common Stock owned by Millenco of which approximately 16,000 are currently exercisable (as discussed below) and (3) up to 205,394 shares of Common Stock issuable to Riverview pursuant to an Assignment Agreement attached hereto as Exhibit 5 (the "Assignment Agreement"), dated August 3, 2007, by and among Riverview and MPM Bioventures III-QP, L.P., MPM Bioventures III-Parallel Fund, L.P., MPM Bioventures III-GMBH & Co. Beteiligungs KG, MPM Bioventures III, L.P., MPM Asset Management Investors 2004 BVII LLC, Healthcare Ventures VII, L.P, Bear Stearns Health Innoventures Employee Fund, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures, L.P., BSHI Members, L.L.C., and BX, L.P. Pursuant to a Letter Agreement dated August 2, 2007, between the Company and Millennium Management (as amended), attached hereto as Exhibit 3 (the "Warrant Blocker Agreement"), the warrants described in clause (2) above may not be exercised to the extent that such exercise would result in the Reporting Persons beneficially owning in excess of 4.99% of the then outstanding Common Stock of the Company. Accordingly, 16,000 of the 457,610 warrants described in clause (2) are exercisable. Pursuant to the Assignment Agreement the Reporting Persons may actually receive fewer shares of Common Stock based upon the number of shares voted in favor of the Merger Proposal. For purposes of the calculations included in this statement, we have assumed the ownership by the Reporting Persons of the maximum number of shares of Common Stock to which they may become entitled. Based upon the foregoing, the Reporting Persons may be deemed to beneficially own approximately 4.99% of the outstanding shares of Common Stock.

         The calculation of the foregoing percentage is on the basis of 11,650,000 shares of Common Stock reported outstanding by the Company in its Preliminary Proxy Statement on Schedule 14A, dated July 16, 2007 plus a minimum of 12,500,000 shares of Common Stock issued in connection with the Merger as reported by the Company in the Current Report on Form 8-K filed on August 9, 2007. The number of shares of Common Stock issued by the Company may exceed 12,500,000 based on the number of shares voted in favor of the Merger Proposal.

   Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

CUSIP No. 42224H104                 13D                    Page 8 of 12 Pages

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millenco.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 1,205,894 shares of Common Stock.

   (b) Millenco may be deemed to hold shared power to vote and to dispose of the 1,205,894 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 1,205,894 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco.

   (c) Transactions in Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. All transactions in the Common Stock were effected by Millenco in the open market.

   (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         In addition to the Common Stock, the Reporting Persons may also be deemed to beneficially own warrants to purchase shares of Common Stock. Pursuant to the Warrant Blocker Agreement, the 457,610 warrants subject to the Warrant Blocker Agreement as of the date hereof may not be exercised to the extent that such exercise would result in the Reporting Persons beneficially owning in excess of 4.99% of the then outstanding Common Stock of the Company. Accordingly, approximately 16,000 of such warrants are currently exercisable.

         Pursuant to a Purchase Option Agreement attached hereto as Exhibit 4, dated August 3, 2007, by and among John Pappajohn ("JP"), Derace L. Schaffer ("DLS"), Matthew P. Kinley (together with his heirs, successors, or assigns, as applicable "MPK", Edward B. Berger ("EBB") and Wayne A. Schellhammer ("WAS") together with JP, DLS, MPK, and EBB, collectively referred to as the "Sellers") and Riverview, an affiliate of the Reporting Persons, Riverview acquired an option to purchase 542,894 shares of Common Stock of the Company from the Sellers at a price of $0.0001 per share. The term of the option begins on the date that Common Stock placed in escrow by the Sellers in connection with the initial public offering of the Company is released to them and expires one year thereafter. This option may not be exercised to the extent that such exercise would result in the Reporting Persons and Riverview beneficially owning in excess of 4.99% of the then outstanding Common Stock of the Company.

CUSIP No. 42224H104                 13D                    Page 9 of 12 Pages

          Pursuant to the Assignment Agreement, in connection with the Merger, the Reporting Persons were assigned up to 205,394 shares of Common Stock, depending on the number of shares voted in favor of the Merger Proposal. The shares so assigned are subject to a one year lock-up pursuant to a Letter Agreement attached hereto as Exhibit 6, dated August 2, 2007, between the Company and Riverview.

         Pursuant to a Letter Agreement attached hereto as Exhibit 7, dated August 2, 2007, between the Company and Riverview, the Reporting Persons have been granted registration rights with respect to the shares of Common Stock owned by them.

         Other than as set forth above and the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

         Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

         Exhibit 2: Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form S-1 filed by the Company on May 6, 2005)

         Exhibit 3: Letter Agreement dated August 2, 2007, between the Company and Millennium Management

         Exhibit 4: Purchase Option Agreement, dated August 3, 2007, by and among John Pappajohn, Derace L. Schaffer, Matthew P. Kinley, Edward B. Berger and Wayne A. Schellhammer and Riverview Group LLC

         Exhibit 5: Assignment Agreement, dated August 3, 2007, by and among Riverview Group LLC and MPM Bioventures III-QP, L.P., MPM Bioventures III-Parallel Fund, L.P., MPM Bioventures III-GMBH & Co. Beteiligungs KG, MPM Bioventures III, L.P., MPM Asset Management Investors 2004 BVII LLC, Healthcare Ventures VII, L.P, Bear Stearns Health Innoventures Employee Fund, L.P., Bear Stearns Health Innoventures Offshore, L.P., Bear Stearns Health Innoventures, L.P., BSHI Members, L.L.C., and BX, L.P.

         Exhibit 6: Letter Agreement, dated August 2, 2007, between the Company and Riverview Group, LLC

         Exhibit 7: Letter Agreement, dated August 2, 2007, between the Company and Riverview Group, LLC

CUSIP No. 42224H104                 13D                    Page 10 of 12 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  August 10, 2007

                                 MILLENCO, L.L.C.

                                 By: /S/ MARK MESKIN
                                     ------------------------------
                                     Name: Mark Meskin
                                     Title: Chief Executive Officer


                                 MILLENNIUM MANAGEMENT, L.L.C.

                                 By:  /S/ DAVID NOLAN
                                      -----------------------------
                                      Name: David Nolan
                                      Title:   Co-President



                                 Israel A. Englander
                                 by David Nolan pursuant to Power of
                                 Attorney filed with the SEC on June 6, 2005

                                 /S/ DAVID NOLAN
                                 ---------------

CUSIP No. 42224H104                 13D                    Page 11 of 12 Pages

                                   Schedule A


DATE           TRANSACTION TYPE        NUMBER OF SHARES         PRICE PER SHARE
----           ----------------        ----------------         ---------------
8/1/07         Sale                    106,500                  $7.64
8/3/07         Purchase                1,200,000                $7.75
8/3/07         Sale                    5,900                    $6.39
8/3/07         Sale                    5,000                    $6.20
8/3/07         Sale                    9,900                    $6.28
8/3/07         Sale                    2,700                    $6.15
8/3/07         Sale                    7,500                    $6.20
8/3/07         Sale                    13,700                   $6.10
8/3/07         Sale                    70,000                   $6.05
8/3/07         Sale                    50,000                   $6.10
8/3/07         Sale                    42,000                   $6.10
8/3/07         Sale                    2,500                    $6.15
8/3/07         Sale                    6,300                    $6.18

CUSIP No. 42224H104                 13D                    Page 12 of 12 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  August 10, 2007

                                    MILLENCO, L.L.C.

                                    By: /S/ MARK MESKIN
                                        ---------------------------
                                        Name: Mark Meskin
                                        Title: Chief Executive Officer


                                    MILLENNIUM MANAGEMENT, L.L.C.

                                    By:  /S/ DAVID NOLAN
                                         ---------------------------
                                         Name: David Nolan
                                         Title:   Co-President



                                    Israel A. Englander
                                    by David Nolan pursuant to Power of
                                    Attorney filed with the SEC on June 6, 2005

                                    /S/ DAVID NOLAN
                                    ---------------